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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25790

Washington, DC
MAR 02 2021
SEC Mail Processing

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 Newman Springs Road
(No. and Street)

Red Bank (City) NJ (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McMullin 732 280 6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

733 Rte 35 North Ste A (Address) Ocean (City) New Jersey (State) 07712 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert McMullin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert McMullin
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF NEW JERSEY NOTARY PUBLIC
STEVEN D. TRIGILI
NOTARY PUBLIC OF NEW JERSEY
COMM. # 50060526
MY COMMISSION EXPIRES 05/25/2022

Garden State Securities, Inc.

Financial Statements

December 31, 2020

With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Garden State Securities, Inc.
Table of Contents
December 31, 2020

Page(s)

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Garden State Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. as of December 31, 2020, the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Garden State Securities, Inc.'s management. Our responsibility is to express an opinion on Garden State Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Garden State Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Garden State Securities, Inc.'s financial statements. The supplemental information is the responsibility of Garden State Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Garden State Securities, Inc.'s auditor since 2018.

Adeptus Partners LLC

Ocean, New Jersey
February 26, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

Garden State Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 297,114
Deposit held at clearing broker	100,000
Securities owned, at fair value	1,375,829
Due from clearing firm	1,156,962
Furniture, equipment, and leasehold improvements (net)	36,322
Right-of-use asset	72,000
Due from related entities	924,841
Prepaid expenses and other assets	307,009
	$ 4,270,077

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,181,989
PPP loan	511,400
Subordinated borrowing	400,000
Lease liability	72,000
Total liabilities	2,165,389
Stockholders' equity	
Common stock - no par value; 1,000 shares authorized, issued and outstanding	40,000
Additional paid-in capital	962,706
Retained earnings	1,101,982
Total stockholders' equity	2,104,688
	$ 4,270,077

Notes to Financial Statements are an integral part of this statement

Garden State Securities, Inc.
Notes to the Financial Statements
December 31, 2020

1. **Organization and Nature of Business**

Garden State Securities, Inc. (the "Company") is classified as a subchapter "S" corporation. The Company is a full service broker-dealer whose primary business is to provide financial services to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. In addition, the Company provides investment banking services to micro, small and mid-cap growth companies and engages in trading securities. The Company clears securities transactions through a clearing firm on a fully-disclosed basis and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. **Significant Accounting Policies**

Securities Owned

Securities owned are recorded on a trade date basis and valued at fair value, as required. See Note 4 - Fair Value Measurements for further disclosure.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

Revenue Recognition

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to its customers. Customer security transactions and the related commission income and expense are recorded on a trade date basis.

Customers who finance their securities transactions on margin are charged interest, which the Company participates in and records as interest income. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms.

Investment banking revenues include income arising from securities offerings in which the Company acts as an agent and also include fees earned from providing financial advisory services. These fees can be in the form of cash and/or securities. Investment banking revenues are recorded when earned. Securities received in lieu of cash are recorded at fair value when earned. Advisory fee revenues are recorded in accordance with the terms of the advisory agreement. See Note 4 - Fair Value Measurements for further disclosure.

Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

The Company also receives revenue from the sale of mutual funds and annuity products directly from the vendors. These revenues are generally recorded when earned.

Other income consists of fees charged to customers for various items such as inactive accounts, annual maintenance and confirm fees. In addition, it includes reimbursements by financial advisors for various Company related expenses.

Receivables from Clearing Organization
Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary. These receivables are generated in the ordinary course of business.

Basis of Accounting & Use of Estimates
The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). In connection with Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company has access to funds from the owners that are sufficient to fund the working capital needs of the Company for one year from the date of issuance of these financial statements. US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is classified as a subchapter "S" corporation for federal and state income taxes. As such, the stockholders will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements.

Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits or liabilities will change materially in the next 12 months. In addition, the Company has no income tax related penalties or interest for the period reported in these financial statements.

3. Deposit Held at Clearing Broker
The Company is required to maintain a $100,000 deposit with its clearing broker. This deposit is maintained in an interest bearing account.

4. Fair Value Measurements
Securities owned are recorded at fair value in accordance with ASC 820 which establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities

Level 2 – Observable market-based inputs or observable inputs that are corroborated by market data

Level 3 – Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions

The assets' fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy, the securities owned by the Company, as of December 31, 2020:

Securities owned at fair value	Level 1	Level 2	Level 3	Total
Corporate stocks	$ --	$64,449	$ --	$64,449
Restricted stocks	--	--	402,908	402,908
Warrants			908,472	908,472
	$ --	$64,449	$1,311,380	$1,375,829

The following is a description of the valuation methodologies used for assets measured at fair value.

Corporate stocks are valued using quoted prices in markets with limited volume. As such, these securities are classified as Level 2 measurements.

Investments in restricted equity securities and warrants were obtained from investment banking activities. While some of these securities are actively traded, there are restrictions on their resale at the time they are received. The restricted equity securities are valued at a 40% discount due to their restricted status and are categorized as Level 3 securities. Warrants are valued using the Black-Scholes pricing model and are also categorized as Level 3 securities This same methodology is applicable to warrants receivable and warrants payable as commissions. In 2019, $0 of securities classified as restricted at December 31, 2020 were transferred to Level 2 as the restriction on resale lapsed and the securities became freely tradable. Securities are reviewed monthly and the head of Investment Banking will give instructions when securities move from level three to level two based on expiration of restrictions or conversions of warrants to common stock.

These methods are consistent with prior years.

The following table provides information about the valuation techniques and unobservable inputs used in the valuation of financial instruments falling within Level 3 of the fair value hierarchy as of December 31, 2020

Description	Fair Value	Valuation Technique	Unobservable Input	Quantitative Measures
Restricted stocks	$402,908	Quoted market price less discount for restriction and lack of marketability	Discount rate	40%
Warrants	$908,475	Black-Scholes	Risk free rate-6%; volatility rates ranges from 54.68%-643.64%, time to maturity between 1-5 years	

The changes in Level 3 investments measured at fair value on a recurring basis for the year ended December 31, 2020 are summarized below:

	Level 3 Measurements
Beginning balance	$ 532,280
Securities received and receivable as consideration	356,979
Realized and unrealized gains/losses-net, included in earnings	422,121
Ending balance	$ 1,311,380

5. **Furniture, Equipment and Leasehold Improvements**

Furniture and equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2020:

Furniture and equipment	$ 241,944
Leasehold improvements	49,770
	291,714
Less: accumulated depreciation and amortization	(255,392)
Property and equipment - net	$ 36,322

Total depreciation and amortization expense was $1,272 for the year ended December 31, 2020.

6. **Net Capital Requirements**

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital and net capital requirements of $175,283 and $100,000, respectively, resulted in excess net capital of $75,283. The Company's percentage of aggregate indebtedness to net capital was .16 to 1.

7. **Risks and Uncertainties**

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses one clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses its clearing broker for a significant portion of its business. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

The Company maintains its cash in bank deposit accounts with one major financial institution. Interest and non-interest bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The bank accounts, at times, exceed federally insured limits. The Company monitors the financial condition of this institution and has not experienced any losses on such accounts.

8. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

9. Commitments and Contingencies

Leases

The company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers, and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changes. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments, plus unamortized initial direct costs plus (minus) any prepaid (accrues) lease payments less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term lease of 12 months or less or at least commencement and do not include option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computed and office equipment to account for each separate lease component of a contract and its associated non-lease components of a contract and its associated no –lease components (lessor –provided maintenance) as a single lease component.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company

leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's lease variable payments. The Company's office space lease requires it to make variable payments for the Company proportionate share of the building property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

In February 2010, the Company entered into an agreement to lease office space in Red Bank, New Jersey, under an initial six-year operating lease, with the option to renew for an additional five-year term. This non-cancelable operating lease carried escalating payments through its expiration in 2016. In April 2016, the Company entered into a First Amendment to Agreement of Lease extending its initial term for a period of five (5) years commending as of May 1, 2016 and expiring on April 30, 2021. The new basic rent stays constant through the term of the Lease and contains an abatement provision in the amount of $20,000 for the months of December 2016, December 2017, December 2018, December 2019, and December 2020. In addition, the Company is responsible for paying its pro-rata share of certain expenses. The lease is guaranteed by several stockholders of the Company.

The Company also entered into lease agreements for certain office equipment. The lease payments are charged to expense when incurred.

Future minimum lease payments for all leases are as follows for the years ended December 31:

2021	$92,000

The components of lease cost for the year ended December 31, 2020 are as follows:.

Operating lease cost	$274,196
Total lease cost	$274,196

Amounts reported in the balance sheet as of December 31,2020 were as follows:

Operating lease right to use asset	$72,000
Operating lease liability	$72,000

Other information related to leases as of December 31, 2020 was as follows:

Weighted average discount rate:	
Operating Lease	4.50%

Amounts disclosed for ROU assets obtained in exchange for lease obligation and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from carrying amount of ROU asset resulting from new lease modifications or reassessments.

Legal and Other Contingencies
The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Professional standards requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows. In the ordinary course of business, the Company may be a party to claims or disputes. Amounts are accrued or disclosed based on the criteria described above.

In 2020, the Company settled customer complaints and arbitrations in the aggregate amount of approximately $148,000 of which $99,500 was paid by the Company's errors and omissions carrier.

10. Related Party Transactions

Included in prepaid expenses and other assets are receivables from two of the Company's owners in the amount of $13,648 and $78,882, which includes interest at a rate of 4%. This receivable is expected to be fully collected.

At December 31, 2020, the Company is owed $924,841 from entities related by common ownership. The advances are non-interest bearing and not subject to a definitive payback schedule.